Exhibit 99.1

      1) The Reporting Person acquired 804.22 shares of the Issuer's Series B Preferred Stock on June 10, 2005. Pursuant to amendments to the Issuer's certificate of incorporation, effective September 15, 2005, these shares of Series B Preferred Stock became immediately, mandatorily, convertible into an aggregate of 445,650 shares of the Issuer's Common Stock. The Reporting Person had previously received the Series B Preferred Stock in exchange for shares of the Issuer's Series A Preferred Stock, the extinguishment of certain debt of the Issuer and the extension of financing pursuant to a Financing Agreement (all as more fully described in a Statement on Schedule 13D filed on April 11, 2005 (as amended on September 19, 2005)). The Reporting Person did not provide any additional consideration in connection with the transactions reported on this Form 4.

      The securities indicated above as owned directly by the Reporting Person are owned jointly with the Reporting Person's husband, Bryant R. Riley.

      The Reporting Person had previously filed a Form 3 because the Reporting Person had interests which may have been generally aligned with other parties to a March 31, 2005 recapitalization letter agreement (together holding in excess of 10% of the then outstanding common stock of the issuer), which parties had agreed to vote their shares in a particular manner in connection with the Issuer's September 13, 2005 meeting of stockholders). Regardless, the filer disclaimed any beneficial interest in the shares held by any other parties to the recapitalization letter agreement, except as shown on that Form 3 and any related Form 4s. The previous basis for filing no longer exists.